EXHIBIT 4.0

                           CERTIFICATE OF DESIGNATION
                     SERIES "B" CONVERTIBLE PREFERRED STOCK

         The Series "B" Convertible Preferred Stock ("Series "B" Stock") shall consist of 1,000,000 shares, par value $0.001 per share. The preferences, rights and privileges of the Series "B" Stock shall be as follows:

     o Dividends shall be declared and set aside for any shares of the Series " B" Stock in the same manner as the Common Stock;

     o Each share of Series "B" Stock shall be convertible into fifty (50) shares of Common Stock, without the payment of any additional consideration;

     o Each holder of Series "B" Stock shall be entitled to vote on all matters and shall be entitled to that number of votes equal to the largest number of whole shares of Common Stock into which such holder's shares of Series "B" Stock could be converted at the record date for the determination of shareholders entitled to vote on such matter or, if no such record date is established, at the date on which notice of the meeting of shareholders at which the vote is to be taken is mailed, or the date any written consent of shareholders is solicited if the vote is not to be taken at a meeting. Except as otherwise expressly provided by the Nevada Business Corporation Act, the holders of shares of Series "B" Stock and Common Stock shall vote together as a single class on all matters;

     o In the event of any liquidation, dissolution or winding up of the corporation, the holders of the Series "B" Stock shall be entitled to be paid out of the assets of the corporation available for distribution to its shareholders in the same manner as, and without preference over, the holders of Common Stock.